FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 April 2006.

2.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 20 April 2006.

3.	Press release entitled, “AstraZeneca First Quarter Results 2006”, dated 26 April 2006.

4.	Press release entitled, “AstraZeneca PLC Annual General Meeting: 27 April 2006”, dated 27 April 2006.

5.	Press release entitled, “AstraZeneca PLC First Quarter Results 2006 (front half)“, dated 27 April 2006.

6.	Press release entitled, “AstraZeneca PLC First Quarter Results 2006 Consolidated Income Statement (back half)”, dated 17 March 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	2 May 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 March 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2904 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,578,166,352.

G H R Musker
Company Secretary
3 April 2006

Item 2

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 20 April 2006 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 18 April 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 202,010,016 shares (12.78 per cent of the current issued ordinary capital) from the previously notified level of 198,942,168 shares (12.54 per cent of the issued ordinary capital at that time). The reason for this announcement is that, within the said holding of 12.78 per cent of the issued ordinary capital of AstraZeneca PLC, Capital Research and Management Company, an affiliate of The Capital Group Companies, Inc., has increased its interest in these shares to 95,661,741 shares (6.05 per cent).

G H R Musker
Company Secretary
20 April 2006

Item 3

AstraZeneca First Quarter Results 2006

Tomorrow, Thursday, 27 April at 10:00BST, AstraZeneca will announce First Quarter Results 2006.

At 13:30BST there will be an analysts teleconference covering these results. The dial in numbers are: UK: 0800 279 9640, International: +44 (0)20 7138 0828 and US: 1 866 850 2201. These numbers, and details of the replay facility available through 17:00BST Friday, 12 May 2006, are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com.

Item 4

ASTRAZENECA PLC

ANNUAL GENERAL MEETING: 27 APRIL 2006

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2005:

VOTES FOR:	830,471,965 (97.89%)

VOTES AGAINST:	17,904,804 (2.11%)

The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:

VOTES FOR:	909,717,873 (100.00%)

VOTES AGAINST:	30,352 (0.00%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:	869,368,728 (96.40%)

VOTES AGAINST:	32,512,176 (3.60%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:	906,433,038 (99.57%)

VOTES AGAINST:	3,892,867 (0.43%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:

VOTES FOR:	874,752,401 (98.51%)

VOTES AGAINST:	13,258,559 (1.49%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect Håkan Mogren as a Director:

VOTES FOR:	876,835,324 (97.32%)

VOTES AGAINST:	24,142,083 (2.68%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect David R Brennan as a Director:

VOTES FOR:	892,140,829 (99.25%)

VOTES AGAINST:	6,730,037 (0.75%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to re-elect Jonathan Symonds as a Director:

VOTES FOR:	892,038,955 (99.24%)

VOTES AGAINST:	6,822,890 (0.76%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect John Patterson as a Director:

VOTES FOR:	892,233,953 (99.25%)

VOTES AGAINST:	6,773,184 (0.75%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to re-elect Sir Peter Bonfield as a Director:

VOTES FOR:	886,903,642 (97.63%)

VOTES AGAINST:	21,552,869 (2.37%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect John Buchanan as a Director:

VOTES FOR:	896,618,941 (99.48%)

VOTES AGAINST:	4,726,770 (0.52%)

The Resolution was passed as an Ordinary Resolution.

Item 5(h): Ordinary Resolution to re-elect Jane Henney as a Director:

VOTES FOR:	860,323,063 (97.45%)

VOTES AGAINST:	22,534,973 (2.55%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect Michele Hooper as a Director:

VOTES FOR:	906,612,644 (99.66%)

VOTES AGAINST:	3,083,581 (0.34%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Joe Jimenez as a Director:

VOTES FOR:	896,936,153 (99.50%)

VOTES AGAINST:	4,519,559 (0.50%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect Erna Möller as a Director:

VOTES FOR:	890,927,004 (97.98%)

VOTES AGAINST:	18,363,711 (2.02%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:	880,879,940 (97.85%)

VOTES AGAINST:	19,383,650 (2.15%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(m): Ordinary Resolution to elect Dame Nancy Rothwell as a Director:

VOTES FOR:	907,065,718 (99.71%)

VOTES AGAINST:	2,653,847 (0.29%)

The Resolution was passed as an Ordinary Resolution

.
Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2005:

VOTES FOR:	849,470,632 (95.82%)

VOTES AGAINST:	37,039,650 (4.18%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:	898,668,421 (98.87%)

VOTES AGAINST:	10,299,386 (1.13%)

The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise the Directors to allot unissued shares:

VOTES FOR:	898,641,874 (98.72%)

VOTES AGAINST:	11,607,637 (1.28%)

The Resolution was passed as an Ordinary Resolution.

Resolution 9: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:	905,522,101 (99.27%)

VOTES AGAINST:	6,690,552 (0.73%)

The Resolution was passed as a Special Resolution.

Resolution 10: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:	909,603,540 (99.92%)

VOTES AGAINST:	695,141 (0.08%)

The Resolution was passed as a Special Resolution.

G H R Musker
Company Secretary
27 April 2006

Item 5

AstraZeneca PLC
First Quarter Results 2006

“A strong first quarter, with sales up 12 percent and Earnings per Share up 40 percent. Targets for the full year increased.”

Financial Highlights

Group	1st Quarter 2006 $m	1[s] Quarter 2005 $m	Actual %	CER %

Sales	6,180	5,743	+8	+12
Operating Profit	1,976	1,453	+36	+33
Profit before Tax	2,044	1,486	+38	+35

Earnings per Share	$0.90	$0.63	+42	+40

All narrative in this section refers to growth rates at constant exchange rates (CER)

  First quarter sales increased by 12 percent to $6,180 million and operating profit increased by 33 percent to $1,976 million.

  Free cash flow before acquisitions of $1,336 million in the first quarter. Share repurchases totalled $564 million.

  Combined sales of 5 key growth products (Nexium™ , Seroquel™ , Crestor™ , Arimidex™ and Symbicort™) increased by 25 percent.

  Nexium™ sales were $1,189 million in the first quarter, up 16 percent.

  Seroquel™ sales were $807 million in the first quarter, up 29 percent.

  Crestor™ sales were $387 million in the first quarter, up 45 percent. Data from the ASTEROID study presented on 13 March demonstrated that treatment with 40mg of Crestor™ reversed plaque build-up in the arteries of patients with evidence of coronary artery disease.

  Arimidex™ sales were $335 million in the first quarter, up 38 percent.

  Symbicort™ sales were $277 million in the first quarter, up 21 percent.

  The Company now anticipates EPS for 2006 in the range of $3.60 to $3.90. This includes around 33 cents of earnings relating to Toprol-XL™ for the remaining eight months of 2006.

  On 27 April, the Company announced an agreement with Abraxis BioScience Inc. to co-promote their cancer therapy product ABRAXANE in the US. In addition to the co-promotion agreement for ABRAXANE, AstraZeneca also announced the divestment of its US anaesthetic and analgesic products to Abraxis BioScience.

David Brennan, Chief Executive Officer, said: “The momentum we have generated in our business is evident in the strong first quarter sales growth of 12 percent. This, coupled with continued cost discipline, has resulted in another strong quarterly earnings performance, with EPS up 40 percent. This outcome gives us confidence for the remainder of the year, and we have increased our financial targets. We continue to pursue attractive external opportunities to strengthen our business, such as today’s agreement with Abraxis BioScience to co-promote their cancer therapy product ABRAXANE in the US market.”

London, 27 April 2006

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom-Baglin (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair/ Jonathan Hunt (London)	(020) 7304 5084/5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Sales in the first quarter increased 12 percent at CER, or 8 percent on an as reported basis (including a 4 percent adverse impact from currency movements). Sales outside the US were up 9 percent, including 10 percent sales growth in Europe. Sales in the US in the first quarter were up 15 percent as a result of good prescription growth and a positive effect from price changes occurring earlier this year compared to 2005.

Combined expenditures in R&D and SG&A were up 10 percent at CER (4 percent as reported), including a 9 percent increase in R&D. Operating profit was up 33 percent to $1,976 million. First quarter operating margin was 32.0 percent compared with 25.3 percent in the first quarter of 2005. Earnings per share in the first quarter were $0.90 compared with $0.63 in 2005, an increase of 40 percent.

The combined sales of five key growth products (Nexium™, Seroquel™, Crestor™, Arimidex™ and Symbicort™) grew by 25 percent in the first quarter to $2,995 million.

Nexium™ sales were $1,189 million in the first quarter, up 16 percent. Sales in the US were up 14 percent on strong dispensed tablet volume growth (up 18 percent), partially offset by lower realized prices. Nexium™ sales outside the US were up 17 percent.

Crestor™ sales in the first quarter were $387 million, up 45 percent. Sales in the US were up 43 percent. Crestor™ share of new prescriptions in the US statin market was 8.6 percent in the week ending 14 April. Sales in other markets increased by 46 percent. Data from the ASTEROID clinical trial was presented at the American College of Cardiology meeting on 13 March, which demonstrated that treatment with 40mg of Crestor™ reversed plaque build-up in the arteries of patients with evidence of coronary artery disease.

Three other key growth products also experienced strong sales growth in the first quarter: Symbicort™ (up 21 percent), Arimidex™(up 38 percent) and Seroquel™ (up 29 percent).

Future Prospects

The strong first quarter earnings stem from good sales performance and margin expansion. Investment to strengthen the pipeline, drive product performance and continue our geographic expansion, remains a priority. With this first quarter performance and the outlook for the remainder of the year, the Company has increased its earnings target. The Company now anticipates earnings per share in the range of $3.60 to $3.90.

Included in this target, for the remaining eight months of the year, is around 33 cents of earnings relating to Toprol-XL™. This represents the maximum potential impact to earnings from Toprol-XL™ should generic companies receive final regulatory approval and seek to launch “at risk” before the conclusion of the judicial appeals process. This potential impact excludes any one-time asset or inventory adjustments that may be required.

The impact of the agreements with Abraxis BioScience Inc. for the co-promotion of ABRAXANE in the US and the divestment of the Company’s US anaesthetics products fall within the bounds of the above guidance.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: when and if a generic competitor to Toprol-XL™ were introduced in the US market prior to completion of Appellate Court process, the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular CrestorTM, NexiumTM, SeroquelTM, SymbicortTM, ArimidexTM and CasodexTM), the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2005 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated. All sales numbers are quoted in $ million.

Gastrointestinal

	First Quarter		CER %

	2006	2005

Nexium™	1,189	1,055	+16
Losec™ / Prilosec™	344	427	-15

Total	1,551	1,499	+6

  In the first quarter, US sales for Nexium™ were up 14 percent to $791 million. Total prescriptions in the US PPI market increased by 6 percent, fuelled by growth for omeprazole products (up 22 percent) and for Nexium™ (up 16 percent). All other major brands experienced declines in total prescriptions in the first quarter compared to last year. Dispensed tablet volume for Nexium™ was up 18 percent in the quarter.

  Sales of Nexium™ in other markets were up 17 percent to $398 million on good growth in France and Italy.

  Prilosec™ sales in the US were down 8 percent in the first quarter. Sales of Losec™ in other markets were down 16 percent, although sales in Japan were up 9 percent.

Cardiovascular

	First Quarter		CER %

	2006	2005

Seloken™ / Toprol-XL™	456	408	+13
Crestor™	387	273	+45
Atacand™	254	235	+14
Plendil™	72	93	-20
Zestril™	75	87	-8

Total	1,390	1,257	+15

  Sales of Toprol-XL™ in the US were up 21 percent in the first quarter. Total prescriptions were up 12 percent; Toprol-XL ™ share of total prescriptions increased to 29.2 percent of the US beta-blocker market in March.

  On 16 February 2006, the Company announced that it has filed a Notice with the US District Court for the Eastern District of Missouri of its appeal to the Court of Appeals for the Federal Circuit of the 17 January 2006 decision declaring two patents that cover Toprol-XL™ invalid and unenforceable. The Company maintains that both patents, which are due to expire on 17 September 2007, are valid and enforceable.

  Sales of Seloken™ in other markets declined by 6 percent in the first quarter.

  In the US, Crestor™ sales in the first quarter were $220 million (up 43 percent). New and total prescriptions in the US statin market grew at double-digit rates in the first quarter. Crestor™ share of new prescriptions in the US statin market was 8.6 percent in the week ending 14 April. Market share in the dynamic segment (new and switch patients) was 12.7 percent in the latest week.

  Crestor™ sales in other markets were up 46 percent to $167 million in the first quarter. Sales in Europe were up 52 percent, on continued good growth in France and Italy. Volume share of the statin market for Crestor™ is now 14.1 percent in Canada; 11.2 percent in the Netherlands; 15.9 percent in Italy; and 7.5 percent in France.

  US sales for Atacand™ were up 4 percent in the first quarter; total prescriptions were unchanged. Atacand™ sales in other markets increased by 16 percent.

  Plendil™ sales in the first quarter were down 20 percent as a result of generic competition in the US market, where sales declined by 73 percent.

AstraZeneca PLC

Respiratory and Inflammation

	First Quarter		CER %

	2006	2005

Pulmicort ™	328	314	+7
Symbicort ™	277	247	+21
Rhinocort ™	85	92	-7
Oxis ™	22	23	+5
Accolate ™	18	28	-36

Total	765	746	+8

  Pulmicort™ sales in the first quarter were up 7 percent, as US sales for Pulmicort™ Respules™ were up 21 percent, offset by a decline of 9 percent in sales of Pulmicort™ in other markets.

  Sales of Symbicort™ in the first quarter were up 21 percent to $277 million.

  Sales of Rhinocort™ were down 7 percent as a result of a 9 percent decline in the US in the first quarter.

Oncology

	First Quarter		CER %

	2006	2005

Arimidex™	335	256	+38
Casodex™	274	277	+6
Zoladex™	231	231	+6
Iressa™	50	81	-34
Faslodex™	44	29	+55
Nolvadex™	21	28	-18

Total	958	905	+12

  Arimidex™ continued its strong performance in the first quarter, with sales up 38 percent to $335 million. Total prescriptions in the US were up 29 percent compared with last year, and market share of total prescriptions was up another one percentage point over December 2005 levels. US sales in the first quarter were up 27 percent. There was a small amount of inventory destocking in the current quarter.

  Casodex™ sales in the US were up 6 percent in the first quarter; total prescriptions were unchanged. Casodex™ sales in other markets also increased by 6 percent.

  Zoladex™ sales grew by 6 percent, as a 25 percent decline in the US was more than offset by the 12 percent sales increase in other markets.

  Sales for Iressa™ in the Asia Pacific region increased by 7 percent in the first quarter. Sales in the US were $4 million compared with $30 million in the first quarter 2005.

  Sales of Faslodex™ in the first quarter were up 25 percent in the US, and increased by 122 percent in other markets as a result of good uptake in Europe since marketing approval in March 2004.

AstraZeneca PLC

Neuroscience

	First Quarter		CER %

	2006	2005

Seroquel™	807	633	+29
Zomig™	93	68	+43

Total	1,136	952	+22

  Seroquel™ sales in the US were up 29 percent in the first quarter to $590 million. Total prescriptions in the US were up 14 percent in the quarter. Pricing and favourable rebate adjustments also contributed to the reported growth. Sales growth in the quarter was also affected by wholesaler stocking in the first quarter 2005.

  The sNDA seeking approval in the US for Seroquel™ in the treatment of patients with depressive episodes associated with bipolar disorder is under regulatory review.

  Seroque™ sales in other markets increased by 31 percent, on strong growth in Europe (up 41 percent).

  Zomig™ sales outside the US were down 3 percent in the first quarter. US sales in the first quarter 2006 were $40 million, compared with just $9 million in supply sales to Medpointe in the first quarter last year in anticipation of the end of the distribution agreement on 31 March 2005.

Geographic Sales

	First Quarter		CER %

	2006	2005

US	2,882	2,500	+15
Europe	2,172	2,165	+10
Japan	304	337	+1
RoW	822	741	+ 8

  Underlying sales growth in the US in the first quarter was driven by good volume growth combined with favourable phasing of price changes compared with last year. Seroquel™ , Nexium™ , Crestor™ , and Toprol-XL™ were significant contributors to the growth in sales.

  Sales in Europe were up 10 percent as a result of strong volume growth. Sales for the five key growth products combined grew by 29 percent.

  Sales in Japan increased by 1 percent, affected by wholesaler destocking ahead of anticipated April price decreases.

  Sales in China were $72 million in the first quarter (up 14 percent) on good growth in cardiovascular products and Iressa™.

AstraZeneca PLC

Operating Review
All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Operating Results

Reported sales increased by 8 percent and operating profit by 36 percent. At constant exchange rates, sales increased by 12 percent and operating profit by 33 percent.

Currency movements in the quarter adversely affected sales by 4 percent and benefited operating profit by 3 percent. In comparison to quarter one last year, the dollar was stronger against the Euro (9 percent), decreasing sales, and also against the Swedish krona (13 percent) and sterling (8 percent), decreasing costs. This currency profile resulted in a 1 cent benefit to EPS for the quarter. Provided current exchange rates are maintained for the remainder of the year, no further benefits are expected to accrue.

Underlying US sales growth is slightly below reported growth of 15 percent after adjusting for managed market accruals, inventory movements and other factors. Outside the US, sales increased by 9 percent.

Reported operating margin increased by 6.7 percentage points from 25.3 percent to 32.0 percent. Currency benefited margin by 1.7 percentage points implying an underlying margin improvement of 5.0 percentage points for the quarter.

Gross margin increased by 4.4 percentage points to 79.8 percent of sales. Included in quarter one last year was a provision for the early termination of the Medpointe Zomig™ US distribution agreement. Excluding this, together with increased payments to Merck of 0.1 percentage points (4.6 percent of sales) and a currency benefit of 0.9 percentage points, underlying margin improved by 3.1 percentage points. Gross margin benefited from favourable product mix and continued operational efficiencies, although this rate of underlying improvement is not expected to be maintained.

In aggregate, R&D and SG&A expenses of $2,976 million increased 10 percent over last year, increasing operating margin by 0.9 percentage points. R&D expenditures were flat on an as reported basis, but up 9 percent over last year in constant currency terms due to increased investment across the portfolio. SG&A increased by 10 percent over last year due primarily to increased investment in the key products across the business.

Higher other income increased operating margin by 0.6 percentage points due principally to an increase in royalties.

The fair value adjustments relating to financial instruments amounted to a $9 million charge in quarter one; $8 million charge in cost of sales, $3 million benefit to R&D and $4 million charge to interest.

Interest and Dividend Income

Net interest and dividend income for the quarter was $68 million, compared with $33 million for the same period last year. The increase over quarter one last year is primarily attributable to higher average investment balances and yields. This amount includes net interest income of $11 million arising from employee benefit fund assets and liabilities reported under IAS 19, “Employee Benefits”.

Taxation

The effective tax rate for the quarter is 30.3 percent compared to 29.8 percent for the first quarter of 2005. For the full year the tax rate is anticipated to be around 29 percent.

AstraZeneca PLC

Cash Flow

Free cash flow (which represents cash flows before returns to shareholders and acquisitions) for the quarter was $1,336 million compared to $1,322 million in the first quarter of 2005. After $203 million for the acquisition of KuDOS Pharmaceuticals in the quarter, net share repurchases of $202 million and the $1,442 million dividend payment to shareholders, there was an overall decrease in net funds of $508 million.

Cash generated from operating activities in the quarter was $1,512 million, comparable with $1,509 million in quarter one 2005. An increase in operating profit of $523 million was offset by increased working capital requirements, mainly as a result of the timing of payments in the US, a $129 million reduction in non-cash movements and a $104 million increase in tax paid.

Net cash from investing activities was affected by the management of group funds, with more funds being placed on longer term deposit rather than held as liquid cash; outflows in the current quarter of $1,524 million contrast with $158 million inflows in the first quarter of 2005. The cash effect of the recent collaboration agreements resulted in a $89 million increase in expenditure on intangible assets and a net $203 million was paid for the acquisition of KuDOS Pharmaceuticals in the quarter. This was offset by $54 million cash received on the redemption of Abgenix preference shares.

Cash and cash equivalents at 31 March 2006 amounted to $2,954 million compared with $3,905 million at 31 March 2005. The decrease reflects a transfer out of liquid funds into longer term deposits.

Share Repurchase Programme

During the quarter 11.65 million shares were repurchased for cancellation at a total cost of $564 million.

The total number of shares in issue at 31 March 2006 was 1,578 million.

Based on an estimate of interest income foregone, the share buy back programme is calculated to have added 2 cents to EPS.

Calendar

8 June	Business Review meeting (London)
27 July	Announcement of second quarter and half year 2006 results
26 October	Announcement of third quarter and nine months 2006 results

David Brennan
Chief Executive Officer

Item 6

Consolidated Income Statement

For the Quarter ended 31 March	2006 $m	2005 $m

Sales	6,180	5,743
Cost of sales	(1,251)	(1,410)
Distribution costs	(54)	(50)
Research and development	(861)	(865)
Selling, general and administrative expenses	(2,115)	(2,007)
Other operating income	77	42

Operating profit	1,976	1,453
Finance income	200	119
Finance expense	(132)	(86)

Profit before tax	2,044	1,486
Taxation	(620)	(443)

Profit for the period	1,424	1,043

Attributable to:
Equity holders of the Company	1,425	1,040
Minority interests	(1)	3

	1,424	1,043

Basic earnings per $0.25 Ordinary Share	$0.90	$0.63
Diluted earnings per $0.25 Ordinary Share	$0.90	$0.63

Weighted average number of Ordinary Shares in issue (millions)	1,579	1,640
Diluted average number of Ordinary Shares in issue (millions)	1,582	1,640

Consolidated Balance Sheet

As at	31 March 2006 $m	31 December 2005 $m

ASSETS
Non-current assets
Property, plant and equipment	7,031	6,985
Intangible assets	3,062	2,712
Other investments	243	256
Deferred tax assets	1,307	1,117

	11,643	11,070

Current assets
Inventories	2,180	2,206
Trade and other receivables	5,158	4,778
Other investments	3,111	1,624
Income tax receivable	103	183
Cash and cash equivalents	2,954	4,979

	13,506	13,770

Total assets	25,149	24,840

LIABILITIES
Current liabilities
Interest bearing loans and borrowings	(93)	(90)
Trade and other payables	(5,499)	(5,466)
Income tax payable	(1,547)	(1,283)

	(7,139)	(6,839)

Non-current liabilities
Interest bearing loans and borrowings	(1,078)	(1,111)
Deferred tax liabilities	(1,291)	(1,112)
Retirement benefit obligations	(1,575)	(1,706)
Provisions	(280)	(309)
Other payables	(74)	(72)

	(4,298)	(4,310)

Total liabilities	(11,437)	(11,149)

Net assets	13,712	13,691

EQUITY
Capital and reserves attributable to equity holders
Share capital	395	395
Share premium account	1,051	692
Other reserves	1,837	1,831
Retained earnings	10,335	10,679

	13,618	13,597
Minority equity interests	94	94

Total equity and reserves	13,712	13,691

10

Consolidated Cash Flow Statement

For the Quarter ended 31 March	2006 $m	2005 $m

Cash flows from operating activities
Operating profit before taxation	1,976	1,453
Depreciation and amortisation	282	309
Increase in working capital	(365)	(111)
Other non-cash movements	41	170

Cash generated from operations	1,934	1,821
Interest paid	(12)	(6)
Tax paid	(410)	(306)

Net cash inflow from operating activities	1,512	1,509

Cash flows from investing activities
Acquisition of business	(203)	-
Movement in short term investments and fixed deposits	(1,524)	158
Purchases of property, plant and equipment	(181)	(213)
Disposals of property, plant and equipment	12	8
Purchase of intangible assets	(108)	(19)
Purchase of non-current asset investments	(14)	(2)
Disposals of non-current asset investments	54	-
Interest received	65	43
Dividends paid by subsidiaries to minority interests	(4)	(4)

Net cash outflow from investing activities	(1,903)	(29)

Net cash (outflow)/inflow before financing activities	(391)	1,480

Cash flows from financing activities
Proceeds from issue of share capital	362	4
Repurchase of shares	(564)	(481)
Dividends paid	(1,442)	(1,079)
Movement in short term borrowings	2	(2)

Net cash outflow from financing activities	(1,642)	(1,558)

Net decrease in cash and cash equivalents in the period	(2,033)	(78)
Cash and cash equivalents at the beginning of the period	4,895	3,927
Exchange rate effects	7	(10)

Cash and cash equivalents at the end of the period	2,869	3,839

Cash and cash equivalents consist of:
Cash and cash equivalents	2,954	3,905
Overdrafts	(85)	(66)

	2,869	3,839

Consolidated Statement of Recognised Income and Expense

For the Quarter ended 31 March	2006 $m	2005 $m

Profit for the period	1,424	1,043
Foreign exchange adjustments on consolidation	87	(381)
Available for sale gains/(losses) taken to equity	18	(15)
Actuarial gain for the period	151	20
Tax on items taken directly to reserves	(33)	(14)

Total recognised income and expense for the period	1,647	653

Attributable to:
Equity holders of the Company	1,647	650
Minority interests	-	3

Notes to the Interim Financial Statements

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the quarter ended 31 March 2006 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (EU). Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2005. These accounting policies reflect the adoption in the second quarter of 2005 of the amendment to IAS39 ‘Financial Instruments: Recognition and Measurement – The Fair Value Option’; the comparative information in these interim financial statements has been restated accordingly. The effect of adoption on the comparative results was not significant.

The information contained in Note 3 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2005.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 will be filed with the Registrar of Companies following the Company’s Annual General Meeting. The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2 NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	1 Jan 2006 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 31 March 2006 $m

Loans due after 1 year	(1,111)	-	33	-	(1,078)

Total loans	(1,111)	-	33	-	(1,078)

Other investments - current	1,624	1,524	(38)	1	3,111
Cash and cash equivalents	4,979	(2,032)	-	7	2,954
Overdrafts	(84)	(1)	-	-	(85)
Short term borrowings	(6)	(2)	-	-	(8)

	6,513	(511)	(38)	8	5,972

Net funds	5,402	(511)	(5)	8	4,894

Non-cash movements in the period consist of fair value adjustments under IAS 39.

3 LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

Losec™ / Prilosec™ (omeprazole)

In February 2006, in the legal proceedings in Canada involving Apotex described in AstraZeneca’s Annual Report and Form 20-F Information 2005, the Canadian Federal Court of Appeal upheld a lower court decision that precludes the issuance of a notice of compliance (marketing approval) in Canada for Apotex’s generic omeprazole magnesium tablet product until the expiry of an AstraZeneca formulation patent relating to omeprazole in December 2008. This decision does not affect the continuing proceedings in the Supreme Court of Canada in which Apotex is appealing a lower court decision to quash Apotex’s notice of compliance (marketing approval) for its generic omeprazole capsule product, nor does it affect the stay allowing Apotex to continue selling its omeprazole capsules in Canada pending a decision by the Supreme Court on Apotex’s appeal.

Nexium™ (esomeprazole)

As previously disclosed, in March 2006 AstraZeneca commenced wilful infringement patent litigation in the US District Court for the District of New Jersey against IVAX Corporation and its affiliates in response to an Abbreviated New Drug Application filed by IVAX with the US Food and Drug Administration regarding IVAX’s intent to market a generic version of Nexium™ in the US prior to the expiration of five AstraZeneca patents: 5,714,504; 5,877,192; 6,369,085; 6,428,810; and 6,875,872. The expiration dates for these patents range from 2014 through to 2019.

AstraZeneca has full confidence in and will continue vigorously to defend and enforce its intellectual property rights protecting Nexium™.

Seroquel™ (quetiapine fumarate)

Since 2003, AstraZeneca has been served with approximately 130 lawsuits in the US in which plaintiffs have alleged that they developed diabetes or other allegedly related injuries, and in some cases pancreatitis, as a result of taking Seroquel™ and/or other atypical anti-psychotics made by other pharmaceutical companies. Many of these cases were filed in Missouri in August 2005, days before Missouri’s tort reform laws became effective. Eli Lilly, the maker of olanzapine, is a defendant in the majority of the cases served on AstraZeneca. Janssen Pharmaceutica and Bristol-Myers Squibb, the makers of other atypical anti-psychotics, are also defending a number of them.

AstraZeneca has also been served with a putative nationwide class action complaint, which was filed in federal court in the Southern District of Illinois. It is very similar in form and content to the complaint filed in the US District Court for the Middle District of Florida in 2003 (Susan Zehel-Miller et al. v. AstraZenaca [sic], AstraZenaca Pharmaceuticals LP, [sic]) that sought certification of a nationwide class of Seroquel™ users and others, including individuals who were alleged to have developed diabetes as a result of using Seroquel™. The federal court in Florida denied certification of the class in the Zehel-Miller case. In early 2005, after the plaintiffs’ efforts in that case to secure appellate relief failed, the plaintiffs agreed to a voluntary dismissal of all of their claims with prejudice.

AstraZeneca is also aware of approximately 360 other cases involving Seroquel™ (and in many instances, other atypical anti-psychotics) and allegations of diabetes or other allegedly related injuries that have been filed in various states, but these have not been served.

Recently, two consortia of plaintiffs’ lawyers filed motions with the Judicial Panel on Multidistrict Litigation seeking centralisation of all of the federal court cases alleging that Seroquel™ caused diabetes or other allegedly related injuries. AstraZeneca has opposed this motion. The Panel’s decision is not expected before the end of May 2006.

AstraZeneca intends to defend vigorously all of the pending cases relating to Seroquel™.

Toprol-XL™ (metoprolol succinate)

Following issuance of the summary judgement decision that the Toprol-XL™ patents are invalid and unenforceable, AstraZeneca has been served with several putative class action complaints filed in the US District Court for the District of Delaware, one such action filed in the US District Court for the District of Massachusetts and one such action filed in the US District Court for the Southern District of Florida alleging that AstraZeneca monopolised the market for metoprolol succinate by filing patent litigation against KV Pharmaceutical Company, Andrx Pharmaceuticals LLC and Eon Labs Manufacturing Inc. asserting invalid and unenforceable patents in violation of US anti-trust laws. The complaints include those by plaintiffs purporting to represent the class of distributors who purchased Toprol-XL™ directly from AstraZeneca at allegedly supra-competitive prices and those by plaintiffs purporting to represent the class of consumers and third party payers who are indirect purchasers of Toprol-XL™ at allegedly supra-competitive prices. AstraZeneca has appealed the underlying judgment that the patents are invalid and unenforceable to the US Court of Appeals for the Federal Circuit. AstraZeneca also denies the allegations of the anti-trust complaints and will vigorously defend them.

4 FIRST QUARTER TERRITORIAL SALES ANALYSIS

			% Growth

	1st Quarter 2006 $m	1st Quarter 2005 $m	Actual	Constant Currency

US	2,882	2,500	15	15
Canada	250	248	1	(5)

North America	3,132	2,748	14	13

France	415	451	(8)	2
UK	193	188	3	12
Germany	279	315	(11)	(2)
Italy	314	285	10	22
Sweden	78	80	(3)	11
Europe others	893	846	6	16

Total Europe	2,172	2,165	-	10

Japan	304	337	(10)	1
China	72	62	16	14
Rest of World	500	431	16	15

Total	6,180	5,743	8	12

5 FIRST QUARTER PRODUCT SALES ANALYSIS

	World				US

	1st Quarter 2006 $m	1st Quarter 2006 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2005 $m	Actual Growth %

Gastrointestinal:
Nexium	1,189	1,055	13	16	791	14
Losec/Prilosec	344	427	(19)	(15)	55	(8)
Others	18	17	6	12	3	-

Total Gastrointestinal	1,551	1,499	3	6	849	13

Cardiovascular:
Seloken/Toprol-XL	456	408	12	13	354	21
Crestor	387	273	42	45	220	43
Atacand	254	235	8	14	58	4
Tenormin	76	83	(8)	(2)	7	133
Zestril	75	87	(14)	(8)	6	200
Plendil	72	93	(23)	(20)	6	(73)
Others	70	78	(10)	(4)	1	(50)

Total Cardiovascular	1,390	1,257	11	15	652	23

Respiratory:
Pulmicort	328	314	4	7	209	20
Symbicort	277	247	12	21	-	-
Rhinocort	85	92	(8)	(7)	61	(9)
Oxis	22	23	(4)	5	-	-
Accolate	18	28	(36)	(36)	12	(43)
Others	35	42	(17)	(10)	-	-

Total Respiratory	765	746	3	8	282	8

Oncology:
Arimidex	335	256	31	38	128	27
Casodex	274	277	(1)	6	66	6
Zoladex	231	231	-	6	24	(25)
Iressa	50	81	(38)	(34)	4	(87)
Faslodex	44	29	52	55	25	25
Nolvadex	21	28	(25)	(18)	1	-
Others	3	3	-	-	-	-

Total Oncology	958	905	6	12	248	1

Neuroscience:
Seroquel	807	633	27	29	590	29
Local anaesthetics	132	127	4	10	24	41
Zomig	93	68	37	43	40	344
Diprivan	89	107	(17)	(14)	34	(24)
Others	15	17	(12)	(6)	4	(20)

Total Neuroscience	1,136	952	19	22	692	30

Infection and Other:
Merrem	141	131	8	13	29	-
Other Products	68	97	(30)	(26)	33	(42)

Total Infection and Other	209	228	(8)	(4)	62	(28)

Aptium Oncology	88	83	6	6	88	6
Astra Tech	83	73	14	25	9	50

Total	6,180	5,743	8	12	2,882	15

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting 2006	27 April 2006
Announcement of second quarter and half year 2006 results	27 July 2006
Announcement of third quarter and nine months 2006 results	26 October 2006

DIVIDENDS

The record date for the second interim dividend for 2005 paid on 20 March 2006 was 10 February 2006. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 8 February 2006. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

Dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January/February and paid in March

TRADEMARKS

The following brand names used in this interim report are trademarks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office	Depositary for ADRs	Registered Office	Swedish Securities Registration Centre
The AstraZeneca Registrar	JP Morgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	JP Morgan Service Center	London	PO Box 7822
The Causeway	PO Box 3408	W1K 1LN	SE-103 97 Stockholm
Worthing	South Hackensack	UK	Sweden
West Sussex	NJ 07606-3408
BN99 6DA	US
UK		Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (freephone in UK):	Tel (toll free in US):
0800 389 1580	888 697 8018
Tel (outside UK):	Tel (outside US):
+44 (0)121 415 7033	+1 (201) 680 6630

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This announcement contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.